SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Analex Corporation

(Name of Subject Company (Issuer))

QinetiQ Group plc

QinetiQ North America Operations, LLC

Apollo Merger Sub Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.02 per Share

(Titles of Classes of Securities)

032653107

(CUSIP Number of Class of Securities)

Duane Andrews

Chief Executive Officer

QinetiQ North America Operations, LLC

7918 Jones Branch Drive, Suite 400

McLean, VA 22102

Tel: (703)–752–6500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

Deborah Fox Corporate Vice President and General Counsel QinetiQ North America Operations, LLC 7918 Jones Branch Drive, Suite 400 McLean, VA 22102 Tel: (703) 752-6500	James R. Hanna Latham & Watkins LLP 555 Eleventh St., Suite 1000 Washington, DC 20004-1304 Tel: (202) 637-2200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$N/A	$N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No. N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Analex Corporation (“Analex”) by Apollo Merger Sub Inc. (the “Purchaser”), a wholly-owned subsidiary of QinetiQ North America Operations, LLC (“QNAO”). QNAO is a wholly owned subsidiary of QinetiQ Group plc (“QinetiQ”). Attached is (i) the press release issued by QinetiQ on January 20, 2007, (ii) the text of an email from QinetiQ CEO Graham Love to QinetiQ employees sent on January 20, 2007, (iii) the script of a conference call between QinetiQ management and market analysts on January 22, 2007, and (iv) the text of an email from QNAO CEO Duane Andrews to QNAO employees sent on January 22, 2007.

The exhibits are neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of Analex common stock described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Analex will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Analex shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Exhibit Index

Exhibit	Description
99.1	Press Release issued by QinetiQ on January 20, 2007
99.2	Email from Graham Love to QinetiQ employees sent on January 20, 2007
99.3	Script of a conference call between QinetiQ management and analysts on January 22, 2007
99.4	Email from Duane Andrews to QNAO employees sent on January 22, 2007